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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)1

MARKETWATCH.COM, INC. (Name of Issuer)

Common Stock, par value $.01 per share (Title of Class of Securities)

570619106 (CUSIP Number)

Thomas Wharton
c/o Pearson Inc.
1330 Avenue of the Americas, 7th Floor
New York, New York 10019
(212) 641-2421
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
With Copies To: Howard A. Kenny, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000
July 22, 2003 (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SeeRule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

1      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 570619106	13D	Page 2 of 8 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Pearson PLC EIN:

(2)	Check the Appropriate Box if a Member of a Group*			(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of Funds* Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization England & Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	Sole Voting Power 0

		(8)	Shared Voting Power 5,636,814

		(9)	Sole Dispositive Power 0

		(10)	Shared Dispositive Power 5,636,814

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,636,814

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 34.4%

(14)	Type of Reporting Person* CO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 570619106	13D	Page 3 of 8 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Pearson International Finance Ltd. (Formerly known as Spinmerit Ltd.) EIN:

(2)	Check the Appropriate Box if a Member of a Group*			(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of Funds* Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization England & Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	Sole Voting Power 0

		(8)	Shared Voting Power 5,636,814[1]

		(9)	Sole Dispositive Power 0

		(10)	Shared Dispositive Power 5,636,814[1]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,636,814[1]

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 34.4%[1]

(14)	Type of Reporting Person* CO

*SEE INSTRUCTION BEFORE FILLING OUT!

Includes 5,636,814 shares purchased from Pearson Overseas holdings Ltd. pursuant to a Sale and Purchase Agreement, dated as of May 21, 2001, by and between Spinmerit Ltd. and Pearson Overseas Holdings Ltd.

Item 1.    Security and Issuer

        This Amendment No. 5 ("Amendment No. 5") to the Statement on Schedule 13D, originally filed on April 7, 2000 and as amended by each of Amendment No. 1, filed on May 15, 2000, Amendment No. 2, filed on January 8, 2001, Amendment No. 3, filed on January 18, 2001 and Amendment No. 4, filed on May 30, 2001 (collectively, the "Amendments" and, as so amended, the "Statement"), with respect to the common stock, par value $.01 per share ("Common Stock"), of MarketWatch.com, Inc., a Delaware corporation (the "Company"), amends Items 6 and 7 of the Statement. The principal executive office of the Company is 825 Battery Street, San Francisco, California 94111. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 5 shall have the respective meanings ascribed to them in the Statement.

        Spinmerit Ltd. changed its name to Pearson International Finance Ltd.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Item 6 as set forth in the Statement is amended by the addition of the following before the paragraph which begins "Except for the agreements described in the responses to Items 3 and 4 and this Item 6, none of the Reporting Persons...":

        On July 22, 2003, the Company entered into the Agreement and Plan of Merger (the "Merger Agreement"), by and among the Company, NMP, Inc. ("NMP"), Pinnacor Inc. ("Pinnacor"), Maple Merger Sub, Inc., a direct wholly owned subsidiary of NMP ("Maple"), and Pine Merger Sub, Inc., a direct wholly owned subsidiary of NMP ("Pine"), pursuant to which Maple is merging with and into the Company (the "Maple Merger") and Pine is merging with and into Pinnacor (the "Pine Merger" and together with the Maple Merger, the "Mergers") whereby after the Mergers each of the Company and Pinnacor shall be the surviving corporations of the Mergers and direct wholly owned subsidiaries of NMP.

        On July 22, 2003, NMP, the Company, Pinnacor, CBS Broadcasting Inc. ("CBS") and Pearson International Finance Ltd. ("PIFL") (collectively, the "Stockholders") entered into a Voting and Waiver Agreement, pursuant to the Merger Agreement, whereby prior to the Expiration Date (as such term is defined below), at every meeting of the Stockholders of the Company called with respect to any of the following, and at every postponement or adjournment thereof, and on every action or approval by written consent of the stockholders of with respect to any of the following, each Stockholder agrees to vote such Stockholder's securities, and, to the extent applicable, cause holders of record of such Stockholder's securities to vote in favor of approval of the Merger Agreement, the Maple Merger, the issuance of shares of NMP common stock in the Pine Merger and the transactions contemplated thereby. Concurrent with the execution of the Voting and Waiver Agreement each Stockholder delivered to Pinnacor a proxy which is irrevocable to the extent provided in Section 212 of the Delaware General Corporation Law prior to the Expiration Date, covering the total number of securities beneficially owned or as to which beneficial ownership is acquired (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) by such Stockholder. The description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is attached as Exhibit A to this Amendment and is incorporated by reference herein.

        The Voting and Waiver Agreement defines the term "Expiration Date" to be the earliest to occur of (i) the Effective Time of the Maple Merger, (ii) the date on which the Merger Agreement in terminated in accordance with its terms (including any extensions to the Merger Agreement, as provided for therein), (iii) December 31, 2003, or (iv) with respect to any securities held by any Stockholder sold, transferred or otherwise disposed of to any Person (as defined in the Merger

Agreement) other than, with respect to CBS, a controlled affiliate of Viacom Inc., and with respect to PIFL, a controlled affiliate of Pearson plc, the time of effectiveness of such sale, transfer or disposition.

        The Stockholders have agreed that the transactions contemplated by the Maple Merger, the Pine Merger, the Merger Agreement and the other agreements referred to in the Merger Agreement shall not trigger any of the participation rights of the Stockholders set forth in Section 9.1 of the Stockholders' Agreement and the Stockholders irrevocably waive any participation rights pursuant to such section in connection with the above transactions. The Stockholders have agreed that the conversion of the Company's Common Stock is not a "Transfer" for purposes of, and shall not trigger any right of first refusal pursuant to, Section 8 of the Stockholders' Agreement. Except as expressly provided above, the Stockholders' Agreement and the Registration Rights Agreement shall remain in full force and effect. Effective as of the Effective Time, all references to the Company in the Stockholders' Agreement and the Registration Rights Agreement shall be deemed to be a reference to NMP. NMP and the Company acknowledge the Maple Merger and the transactions contemplated by the Merger Agreement and the other agreements referred to in the Merger Agreement shall not affect the rights and obligations of the parties to the License Agreement.

        The form of the Voting and Waiver Agreement has been filed as an exhibit hereto and is incorporated herein by reference.

Item 7.    Materials to Be Filed as Exhibits

        The following additional material is filed as an Exhibit to this Amendment No. 5:

        Exhibit A: Voting and Waiver Agreement, dated as of July 22, 2003, between NMP, Inc., MarketWatch.com, Inc., Pinnacor Inc., CBS Broadcasting Inc. and Pearson Overseas Holding Limited.

SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2003

Pearson plc
By:	/s/ JULIA CASSON Name: Julia M. Casson Title: Company Secretary
Pearson International Finance Ltd.
By:	/s/ S. JONES Name: Stephen Jones Title: Company Secretary

EXHIBIT INDEX

        The following additional material is filed as an Exhibit to this Amendment No. 5:

        Exhibit A: Voting and Waiver Agreement, dated as of July 22, 2003, between NMP, Inc., MarketWatch.com, Inc., Pinnacor Inc., CBS Broadcasting Inc. and Pearson Overseas Holding Limited.

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SCHEDULE 13G
  Item 1. Security and Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
  Item 7. Materials to Be Filed as Exhibits
SIGNATURE
EXHIBIT INDEX